Exhibit 99.2

A Reply to the Law Firm

I. The course gained approvals for establishing a 36-hole golf course from the Ministry of Education in 1988 and 1990 respectively. In 1990, the Government of Miaoli County adopted the development approval and issued 5 miscellaneous construction licenses respectively from 1991 to 1992. Construction of the course began in 1992 and an 18-hole part was completed in 1994 with 3 miscellaneous construction licenses issued by the Government of Miaoli County. Later, construction of the remaining 18-hole part of the course was forced to stop and a judicial investigation was carried out on the course due to some changes of the policies regarding renting, sale and transfer etc. of a state-owned land; the legal construction periods of 2 original miscellaneous construction licenses expired subsequently; so the construction couldn't proceed any more. And the area indicated by the original 18-hole miscellaneous license for usage was inconsistent with that indicated by the original establishment approval; so it is impossible to conduct procedures including changing the usage zoning and category of the land and further applying for opening and using the golf course.

The golf course that had been approved to establish with 36 holes by the authority has been developed with 18 holes at present; but the development cannot continue due to the legal limitation; therefore it is necessary to change the number of the holes and the usage area to meet relevant laws and regulations.

Specific procedures are stated below:

1. Change of the establishment license (done);

2. Change of the development license (including soil and water conservation planning and environmental difference analysis)

3. Change of soil and water conservation plan;

4. Usage zoning and change of a land into a recreation land in a specific zone of the golf course and

5. Application for opening and using the golf course.

Construction of the course was conducted based on the design drawings and the miscellaneous construction license issued according to relevant development program reviewed and approved by the Government of Miaoli County.

At present, a 18-hole golf course has been completed with the miscellaneous usage license and begun its trial operation under the acquiescence of the person in charge and the competent authority.

II. The future usage zoning and land category of the course will be changed into the recreational land of a specific zone of the golf course and facilities including recreational facilities, tour service facilities and spring well etc. may be provided in accordance with Article VI - Various Permitted Projects for Land Usage and Permitted Usage Breakdown XIII of the Regulations on Land Use Control of R.O.C., Taiwan.

III. The golf course is developed and constructed based on legal procedures and opened and used under the guidance of competent authority - the Department of Sports of the Ministry of Education (refer to the appendix for the details); necessary changes may be completed in light of concerned procedures for the purpose of opening and using the golf course.

Written by: Hwang Yi-Cheng

Oct. 5, 2016